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                            February 26, 2021

       Kai Cheong Wong
       Chief Executive Officer
       AsiaFin Holdings Corp.
       Suite 30.02, 30th Floor, Menara KH (Promet)
       Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

                                                        Re: AsiaFin Holdings
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 8,
2021
                                                            File No. 333-251413

       Dear Mr. Wong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 8, 2021

       Business Information, page 17

   1. We re-issue our prior comment 2, and have the following comments based on your revised disclosures in response
to our comment:

                                                              Please revise
your Government Regulations section to discuss the effects of the various regulations
that you disclose there on your business, so that investors can understand how the
regulations are applicable to you, as well as the nature and degree of impact of such
regulations on your business. Additionally, please consider
                                                            significantly
expanding your disclosure in this section to provide a more robust discussion of the
material Hong Kong and Malaysian laws and regulations to which
 Kai Cheong Wong
AsiaFin Holdings Corp.
February 26, 2021
Page 2
              your business is subject to including, but not limited to, acquiring necessary permits or licenses, intellectual property rights, regulation affecting foreign-based businesses operating in Hong Kong and Malaysia and/or tax issues. To the extent your company has not yet obtained all required licenses, permits or approvals, please clearly describe the foregoing.

                As a related matter, please add risk factor disclosure addressing the risks or known concerns relating to the regulatory environment in Hong Kong and Malaysia, including, but not limited to, risks related to acquiring necessary permits or licenses, the interpretation and enforcement of laws and regulations, challenges to protecting intellectual property rights, unfavorable tax consequences for non-citizen shareholders, restrictions on foreign investment, and the ability to transfer funds into or out of the country. Additionally, consider any other Hong Kong or Malaysian laws, regulations or customs that could present material risks to your business.

                Please also add a risk factor that addresses limitations on the ability of U.S.
              regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within Hong Kong.

         For additional guidance, refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K, as well as CF Disclosure Guidance: Topic No. 10.
Description of Business, page 17

2. We note your revised disclosures in response to prior comment 4, and partially re-issue our comment. Your revised disclosures indicate that you generated all of your revenue from two customers for your fiscal year ended August 31, 2020, and that related party transactions represented all your revenue during such period. Please disclose this information where you discuss your "present clients," including in your Prospectus
         Summary, as well as your Description of Business and Results of Operations sections.
Certain Relationships and Related Transactions, page 28

3. Revise this section to include all transactions since the beginning of the last fiscal year, or any currently proposed transaction, with related persons. See Item 404(d) of Regulation
       S-K.
FirstName LastNameKai Cheong Wong
Financial Statements, page F-1
Comapany NameAsiaFin Holdings Corp.
4.     Please
February       update
          26, 2021    your
                   Page 2 financial statements in accordance with Rule 8-08 of Regulation S-X.
FirstName LastName
 Kai Cheong Wong
FirstName LastNameKai
AsiaFin Holdings Corp. Cheong Wong
Comapany26,
February  NameAsiaFin
            2021       Holdings Corp.
February
Page 3 26, 2021 Page 3
FirstName LastName
       You may contact Patrick Kuhn at (202) 551-3308 or Angela Lumley at (202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services